UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

ACI Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.005 par value

(Title of Class of Securities)

004498101

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,115,853
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,115,853
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,115,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,378,645
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,378,645
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,378,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		944,363
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

944,363
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

944,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		564,763
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

564,763
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		564,763
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

564,763
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,007,594
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,007,594
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,007,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		442,831
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

442,831
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

442,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		442,831
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

442,831
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

442,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD LEADERS CHARLIE II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		410,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

410,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		410,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

410,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		410,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

410,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		410,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

410,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		763,254
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

763,254
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

763,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

14

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,115,853
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,115,853
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,115,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,115,853
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,115,853
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,115,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

PN

16

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,115,853
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,115,853
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,115,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,115,853
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,115,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,115,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,115,853
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,115,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,115,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 004498101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC, Starboard X Master, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 5,378,645 Shares beneficially owned by Starboard V&O Fund is approximately $148,612,877, excluding brokerage commissions. The aggregate purchase price of the 944,363 Shares beneficially owned by Starboard S LLC is approximately $26,033,878, excluding brokerage commissions. The aggregate purchase price of the 564,763 Shares beneficially owned by Starboard C LP is approximately $15,576,557, excluding brokerage commissions. The aggregate purchase price of the 442,831 Shares beneficially owned by Starboard L Master is approximately $12,198,306, excluding brokerage commissions. The aggregate purchase price of the 410,035 Shares beneficially owned by Starboard Charlie II LLC is approximately $12,509,874, excluding brokerage commissions. The aggregate purchase price of the 763,254 Shares beneficially owned by Starboard X Master is approximately $21,312,606, excluding brokerage commissions. The aggregate purchase price of the 1,611,962 Shares held in the Starboard Value LP Account is approximately $44,398,916, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 2, 2020, Starboard Value LP (together with its affiliates, “Starboard”) delivered a letter to David Poe, the Issuer’s Chairman, and Odilon Almeida, the Issuer’s President and Chief Executive Officer, with copies to the Issuer’s Board of Directors (the “Board”), expressing Starboard’s belief that the Board should explore all available strategic alternatives to maximize value, including a sale of the Issuer. Following the Issuer’s recent Analyst Day presentation, and as detailed in the letter, Starboard conveyed its disappointment in the Issuer’s standalone plan and projected improvements in organic growth and profitability, stating that although the Issuer’s long term plan may create value, the plan isn’t good enough to justify remaining a standalone public company, carries significant execution risk, and will require years to complete. Given the Issuer’s conservative guidance figures, including its low annualized organic growth rate and margin guidance over the next few years, Starboard believes it is incumbent upon the Board to assess the potential value that could be realized through a sale of the Issuer. Starboard further stated in the letter that it expects the Board to retain advisers and conduct a full and fair sale process. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

20

CUSIP No. 004498101

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 116,761,531 Shares outstanding, as of November 2, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

A.	Starboard V&O Fund
(a)	As of the close of business on December 1, 2020, Starboard V&O Fund beneficially owned 5,378,645 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 5,378,645
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,378,645
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on December 1, 2020, Starboard S LLC beneficially owned 944,363 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 944,363
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 944,363
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 004498101

C.	Starboard C LP
(a)	As of the close of business on December 1, 2020, Starboard C LP beneficially owned 564,763 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 564,763
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 564,763
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 564,763 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 564,763
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 564,763
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on December 1, 2020, Starboard L Master beneficially owned 442,831 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 442,831
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 442,831
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

22

CUSIP No. 004498101

F.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 442,831 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 442,831
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 442,831
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 564,763 Shares owned by Starboard C LP and (ii) 442,831 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,007,594
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,007,594
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard Charlie II LLC
(a)	As of the close of business on December 1, 2020, Starboard Charlie II LLC beneficially owned 410,035 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 410,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 410,035
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Charlie II LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 004498101

I.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Charlie II LLC, may be deemed the beneficial owner of the 410,035 Shares owned by Starboard Charlie II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 410,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 410,035
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Starboard Charlie II LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Charlie II LLC, may be deemed the beneficial owner of the 410,035 Shares owned by Starboard Charlie II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 410,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 410,035
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Starboard Charlie II LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
K.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 410,035 Shares owned by Starboard Charlie II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 410,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 410,035
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Starboard Charlie II LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
24

CUSIP No. 004498101

L.	Starboard X Master
(a)	As of the close of business on December 1, 2020, Starboard X Master beneficially owned 763,254 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 763,254
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 763,254
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
M.	Starboard Value LP
(a)	As of the close of business on December 1, 2020, 1,611,962 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Charlie II LLC, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 5,378,645 Shares owned by Starboard V&O Fund, (ii) 944,363 Shares owned by Starboard S LLC, (iii) 564,763 Shares owned by Starboard C LP, (iv) 442,831 Shares owned by Starboard L Master, (v) 410,035 Shares owned by Starboard Charlie II LLC, (vi) 763,254 Shares owned by Starboard X Master, and (vii) 1,611,962 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 10,115,853
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,115,853
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
25

CUSIP No. 004498101

N.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 5,378,645 Shares owned by Starboard V&O Fund, (ii) 944,363 Shares owned by Starboard S LLC, (iii) 564,763 Shares owned by Starboard C LP, (iv) 442,831 Shares owned by Starboard L Master, (v) 410,035 Shares owned by Starboard Charlie II LLC, (vi) 763,254 Shares owned by Starboard X Master, and (vii) 1,611,962 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 10,115,853
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,115,853
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
O.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 5,378,645 Shares owned by Starboard V&O Fund, (ii) 944,363 Shares owned by Starboard S LLC, (iii) 564,763 Shares owned by Starboard C LP, (iv) 442,831 Shares owned by Starboard L Master, (v) 410,035 Shares owned by Starboard Charlie II LLC, (vi) 763,254 Shares owned by Starboard X Master, and (vii) 1,611,962 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 10,115,853
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,115,853
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
26

CUSIP No. 004498101

P.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 5,378,645 Shares owned by Starboard V&O Fund, (ii) 944,363 Shares owned by Starboard S LLC, (iii) 564,763 Shares owned by Starboard C LP, (iv) 442,831 Shares owned by Starboard L Master, (v) 410,035 Shares owned by Starboard Charlie II LLC, (vi) 763,254 Shares owned by Starboard X Master, and (vii) 1,611,962 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 10,115,853
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,115,853
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
Q.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 5,378,645 Shares owned by Starboard V&O Fund, (ii) 944,363 Shares owned by Starboard S LLC, (iii) 564,763 Shares owned by Starboard C LP, (iv) 442,831 Shares owned by Starboard L Master, (v) 410,035 Shares owned by Starboard Charlie II LLC, (vi) 763,254 Shares owned by Starboard X Master, and (vii) 1,611,962 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,115,853
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,115,853

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

27

CUSIP No. 004498101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 16, 2020, Starboard V&O Fund exercised all forward purchase contracts previously described in the Schedule 13D and thereby acquired 1,795,000 Shares in the aggregate. Accordingly, Starboard V&O Fund is no longer a party to any forward purchase contracts.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Issuer’s Chairman, President and CEO, and Board of Directors, dated December 2, 2020.

28

CUSIP No. 004498101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Leaders charlie ii LLC

By: Starboard Value A LP,

its managing member

Starboard LEADERS FUND LP

By: Starboard Value A LP,

its general partner

Starboard Value A LP

By: Starboard Value A GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

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CUSIP No. 004498101

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

30

CUSIP No. 004498101

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(106,341)	35.0444	11/09/2020
Sale of Common Stock	(26,585)	34.5000	11/10/2020
Sale of Common Stock	(6,274)	32.6839	11/11/2020
Sale of Common Stock	(15,951)	32.2986	11/16/2020
Sale of Common Stock	(10,634)	32.3488	11/16/2020
Exercise of Forward Contract	1,795,000	29.9085	11/19/2020
Sale of Common Stock	(25,235)	33.1273	11/27/2020

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(11,166)	35.0444	11/09/2020
Sale of Common Stock	(2,791)	34.5000	11/10/2020
Sale of Common Stock	(659)	32.6839	11/11/2020
Sale of Common Stock	(1,675)	32.2986	11/16/2020
Sale of Common Stock	(1,117)	32.3488	11/16/2020
Sale of Common Stock	(2,649)	33.1273	11/27/2020

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(18,671)	35.0444	11/09/2020
Sale of Common Stock	(4,668)	34.5000	11/10/2020
Sale of Common Stock	(1,101)	32.6839	11/11/2020
Sale of Common Stock	(2,801)	32.2986	11/16/2020
Sale of Common Stock	(1,867)	32.3488	11/16/2020
Sale of Common Stock	(4,430)	33.1273	11/27/2020

CUSIP No. 004498101

STARBOARD LEADERS CHARLIE II LLC

Sale of Common Stock	(8,107)	35.0444	11/09/2020
Sale of Common Stock	(2,027)	34.5000	11/10/2020
Sale of Common Stock	(478)	32.6839	11/11/2020
Sale of Common Stock	(1,216)	32.2986	11/16/2020
Sale of Common Stock	(811)	32.3488	11/16/2020
Sale of Common Stock	(1,924)	33.1273	11/27/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(8,755)	35.0444	11/09/2020
Sale of Common Stock	(2,189)	34.5000	11/10/2020
Sale of Common Stock	(517)	32.6839	11/11/2020
Sale of Common Stock	(1,313)	32.2986	11/16/2020
Sale of Common Stock	(875)	32.3488	11/16/2020
Sale of Common Stock	(2,078)	33.1273	11/27/2020

STARBOARD X MASTER FUND LTD

Sale of Common Stock	(15,090)	35.0444	11/09/2020
Sale of Common Stock	(3,773)	34.5000	11/10/2020
Sale of Common Stock	(890)	32.6839	11/11/2020
Sale of Common Stock	(2,264)	32.2986	11/16/2020
Sale of Common Stock	(1,509)	32.3488	11/16/2020
Sale of Common Stock	(3,581)	33.1273	11/27/2020

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(31,870)	35.0444	11/09/2020
Sale of Common Stock	(7,967)	34.5000	11/10/2020
Sale of Common Stock	(1,880)	32.6839	11/11/2020
Sale of Common Stock	(4,780)	32.2986	11/16/2020
Sale of Common Stock	(3,187)	32.3488	11/16/2020
Sale of Common Stock	(7,563)	33.1273	11/27/2020